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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (FINAL AMENDMENT)


                               -----------------
                        DAIMLER-BENZ AKTIENGESELLSCHAFT
                           (Name of Subject Company)

                               DAIMLERCHRYSLER AG
                                   (Bidder)
                               -----------------

                          ORDINARY SHARES, NO PAR VALUE
                                       and
                           AMERICAN DEPOSITARY SHARES
               EACH REPRESENTING ONE ORDINARY SHARE, NO PAR VALUE
                        (Title of Class of Securities)
                              ------------------

                                   D16668 10 1
                      (CINS Number of Ordinary Shares)
                                       and
                                   233829 30 8
               (CUSIP Number of American Depositary Shares)

                             --------------------

                              MR. TIMOTHEUS R. POHL
                     DAIMLER-BENZ NORTH AMERICA CORPORATION
                                 375 PARK AVENUE
                            NEW YORK, NEW YORK 10152
                                       USA
                                 (212) 909-9700

       (Name, Address and Telephone Number of Person Authorized to Receive
                 Notices and Communications on Behalf of Bidder)


                           ----------------------


                                 Copies to:

        J. Michael Schell, Esq.                       Dr. Siegfried Schwung
        Margaret L. Wolff, Esq.                 Daimler-Benz Aktiengesellschaft
 Skadden, Arps, Slate, Meagher & Flom LLP                Epplestrasse 225
           919 Third Avenue                               70567 Stuttgart
       New York, New York 10022                                Germany
                  USA                                     011-49-711-17-0
            (212) 735-3000

                                NOVEMBER 12, 1998

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 CINS NO.    D16668 10 1           14D-1
 CUSIP NO.   233829 30 8
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 1.     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        DAIMLERCHRYSLER AG          98-0190736

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 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                    (b) ( )

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 3.     SEC USE ONLY


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 4.     SOURCE OF FUNDS
        OO

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 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(e) or 2(f)
                                                                         ( )
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 6.     CITIZENSHIP OR PLACE OF ORGANIZATION
        STUTTGART, FEDERAL REPUBLIC OF GERMANY

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 7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        563,783,263

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 8.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
        CERTAIN SHARES
                                                                         ( )
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 9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        98.2%
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 10.    TYPE OF REPORTING PERSON
        CO
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      This Final Amendment to the Tender Offer Statement on Schedule 14D-1,
 initially filed on September 24, 1998, relates to the offer by DaimlerChrysler AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany ("DaimlerChrysler AG"),
 (i) to exchange 1.005 Ordinary Shares, no par value (each a "DaimlerChrysler Ordinary Share"), of DaimlerChrysler AG for each outstanding Ordinary Share, no par value (a "Daimler-Benz Ordinary Share"), of Daimler-Benz Aktiengesellschaft, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany ("Daimler-Benz"), and (ii) to exchange 1.005 DaimlerChrysler Ordinary Shares for each outstanding American Depositary Share of Daimler-Benz, each representing one Daimler-Benz Ordinary Share (a "Daimler-Benz ADS"), upon the terms and subject to the conditions set forth in the Offering Circular-Prospectus, dated September 24, 1998 (the "Offering Circular-Prospectus"), of DaimlerChrysler AG and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Daimler-Benz Exchange Offer").



 ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

      Item 6 of the Schedule 14D-1 is hereby amended and supplemented by adding to the end thereof the following:

          "The Daimler-Benz Exchange Offer expired at 12:00 Noon, New York
          City time, on Friday, November 6, 1998. DaimlerChrysler AG accepted for exchange 563,783,263, or approximately 98.2% of, Daimler-Benz Ordinary Shares (including Daimler-Benz Ordinary Shares represented by Daimler-Benz ADSs) pursuant to the Daimler-Benz Exchange Offer. Accordingly, 1.005 DaimlerChrysler Ordinary Shares will be exchanged for each validly tendered Daimler-Benz Ordinary Share or Daimler-Benz ADS. A copy of the press release issued by Daimler-Benz with respect to the foregoing is attached hereto as Exhibit (a)(10)(ii) and incorporated herein by reference."


 ITEM 10.  ADDITIONAL INFORMATION.

      Item 10(e) of the Schedule 14D-1 is hereby amended and supplemented by adding to the end thereof the following:

           "On October 19, 1998, an action was filed with the regional court in Stuttgart, Germany, by a purported stockholder of Daimler-Benz, Karsten Trippel, naming Daimler-Benz as defendant. Plaintiff is seeking the following relief: (1) that the resolution adopted at the meeting of Daimler-Benz stockholders on September 18, 1998 which approved the business combination of Daimler-Benz and Chrysler be declared null and void and (2) that the resolution adopted at the meeting of Daimler-Benz stockholders on September 18, 1998 which approved the merger of Daimler-Benz and DaimlerChrysler AG be declared null and void. Daimler-Benz believes that the allegations set forth in this action are without merit and intends to defend against such allegations vigorously.

           Daimler-Benz does not believe that this litigation should affect either the Daimler-Benz Exchange Offer or the Chrysler Merger or the timing and completion of either of them."


 ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended and supplemented by adding the following
 Exhibit:


           (a)(10)(ii)    Press Release issued by Daimler-Benz on
                          November 9, 1998.




                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.





                                 DaimlerChrysler AG



                                 By: /s/ Johannes Josef Maret
                                    --------------------------------------
                                    Johannes Josef Maret
                                    Member of the Management Board



 Dated: November 12 , 1998


                               EXHIBIT INDEX
 EXHIBIT
    NO.

 (a)(10)(ii)         Press Release issued by Daimler-Benz on November 9,
                     1998